UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 7, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JULY 7th, 2021

DATE, TIME AND PLACE: July 7th, 2021, at 09.30 a.m., by videoconference.

PRESENCE: The Board of Directors’ Meeting of the TIM S.A. (“Company”) was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Carlo Nardello, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Michele Valensise, Pietro Labriola and Sabrina Di Bartolomeo, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws. Justified absence of Messrs. Agostino Nuzzolo and Elisabetta Paola Romano.

BOARD: Mr. Nicandro Durante – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: To resolve on the Company’s Strategic Projects.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subject included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

Mr. Renato de Ataliba Nogueira Ciuchini, Director of Strategy & Transformation area, presented the studies carried out and the proposals of entering into agreements related to the partnership between the Company and Anhanguera Educacional Participações S.A. (“AESAPAR”), a subsidiary of Cogna Educação S.A., hereinafter the Partnership, with the objective to develop combined service offers with special benefits, aiming the access to e-learning through the Ampli platform.

The proposed contractual structure doesn’t result in a joint venture, and, consequently, the Company will keep the independency of its operations. Nonetheless, through a compensation mechanism based on the accomplishment of objectives and depending on the development of the Partnership, the Company may become a minority shareholder along with AESAPAR in a company still to be incorporated as a consequence of the segregation of assets of Ampli platform.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

July 7th, 2021

The Partnership will be assessed by the competent regulatory bodies such as the Ministério da Educação - MEC and the Conselho Administrativo de Defesa Econômica - CADE.

After the discussions and clarifications, the Board members resolved and authorized the Officers of the Company to negotiate and enter into terms, agreements, contracts, documents and everything else necessary, under the terms and conditions of the supporting material which is filed at the Company's headquarters. In this sense, the Officers and/or attorneys-in-fact of the Company are authorized to sign any and all documents that are necessary and to perform all acts legally required for the execution of the agreements referred to in the supporting material, including, if necessary, requesting and obtaining the necessary prior approvals from the competent regulatory bodies. Additionally, all acts performed, and contracts executed, related to this project, up to this date are ratified.

At the end of the meeting, the Board members were informed about the receipt of the letter of resignation presented by Mr. Adrian Calaza, on this date, to his positions as Diretor Financeiro (Chief Financial Officer) and Diretor de Relações com Investidores (Investor Relations Officer) of the Company for strictly personal reasons. The Board Members registered their special recognition for Mr. Adrian Calaza’ s contribution, commitment, and dedication in the performance of his duties, since 2016, and congratulated him for the exceptional result obtained during his career in the Company. Mr. Adrian Calaza will remain in office until August 31st, 2021.

The procedures for indication of a substitute have already being started and the Bord of Directors will meet again to deliberate upon the election of the new occupant of the positions of Diretor Financeiro (Chief Financial Officer) and Diretor de Relações com Investidores (Investor Relations Officer) of the Company. Mr. Adrian Calaza will contribute in the indication process of his substitute and will support the Company in the handover of his activities.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

July 7th, 2021

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved, and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), July 7th, 2021

JAQUES HORN

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: July 7, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer